High Income Trust (VIT)

         The Joint Annual Meeting of Shareholders of the Trust was held on July 28, 1998, where shareholders voted on the election of Trustees and the ratification of KPMG Peat Marwick LLP as independent auditors. With regard to the election of Don G. Powell as elected Trustee by the common shareholders of the Trust 10,819,994 shares voted in his favor and 168,771 shares withheld. With regard to the election of Hugo F. Sonnenschein as elected Trustee by the common shareholders of the Trust 10,807,120 shares voted in his favor and 181,645 shares withheld. With regard to the election of Theodore A. Myers as elected Trustee by the preferred shareholders of the Trust 344 shares voted in his favor and 0 shares withheld. The other trustees of the Fund whose terms did not expire in 1998 are Rod Dammeyer, David C. Arch, Dr. Steven Muller, Ph.D., Howard J Kerr and Wayne W. Whalen. With regard to the ratification of KPMG Peat Marwick LLP as independent public accountants for the Trust, 10,783,694 shares voted in favor of the proposal, 81,062 shares voted against and 124,353 shares abstained.